Exhibit 21
ALTRIA GROUP, INC. SUBSIDIARIES

Certain subsidiaries of Altria Group, Inc. as of December 31, 2016 and their respective state of incorporation or organization are listed below. The names of certain other subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of December 31, 2016, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X.

Name	State of Incorporation or Organization
Philip Morris USA Inc.	Virginia
U.S. Smokeless Tobacco Company LLC	Virginia
UST LLC	Virginia